					EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Six Months Ended
	2012	2013	2014	2015 (a)	2016	June 30, 2017
Income from continuing operations before income tax	$944.2	$915.6	$826.7	$726.0	$1,105.5	$564.8
Equity in the income of investees	(21.4)	(18.6)	(14.6)	(10.6)	(8.3)	(8.1)
Cash distributions received from equity investees	21.0	14.4	8.8	10.7	9.5	4.1
	943.8	911.4	820.9	726.1	1,106.7	560.8

Fixed Charges:
Interest on long-term and short-term debt
including amortization of debt expense	94.5	96.5	109.5	274.9	219.1	107.4

Portion of rental expense as can be
demonstrated to be representative
of the interest factor (a)	75.3	78.6	79.7	95.7	97.1	52.4

Total fixed charges	169.8	175.1	189.2	370.6	316.2	159.8

Earnings before income taxes and
fixed charges	$1,113.6	$1,086.5	$1,010.1	$1,096.7	$1,422.9	$720.6

Ratio of earnings to fixed charges	6.56	6.21	5.34	2.96	4.50	4.51

(a) Rental expense for the period ended December 31, 2015 has been revised.